Exhibit 23.1






INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statements Nos. 333-32501 and 333-32503 of Unique Casual Restaurants, Inc. on Form S-8 of our report dated September 17, 1997 (which includes an unqualified opinion and includes explanatory paragraphs describing that, as a result of the basis used to prepare the Company's combined financial statements, the combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated Company and an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 121 during the year ended June 29, 1996), appearing in this Annual Report on Form 10-K of Unique Casual Restaurants, Inc. for the year ended June 29, 1997.



DELOITTE & TOUCHE LLP

Boston, Massachusetts
October 13, 1997